
March 24, 2021

Christopher S. Kiper
Managing Member
Legion Partners Holdings LLC
12121 Wilshire Boulevard, Suite 1240
Los Angeles, VA 90025

>   **Re: OnesSpan Inc.**
>   **PREC14A preliminary proxy statement filing made on Schedule 14A**
>   **Filed on March 22, 2021 by Legion Partners Holdings LLC, et al.**
>   **File No. 000-24389**
>
>   **Amendment No. 3 to Schedule 13D**
>   **Filed on February 25, 2021 by Legion Partners Holdings LLC, et al.**
>   **File No. 005-59373**

Dear Mr. Kiper,

    We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

    Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

General

1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.

2. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement. The term "proxy statement" is defined in Rule 14a-1(g). At present, the projected date of distribution is set forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.

3. The disclosure at page one indicates that "[a]s of the date hereof, members of the Investor Group and the other Participants [ ] collectively beneficially own 2,788,221 shares of Common Stock." Assuming that the term "hereof" as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

The Nominees, page 17

4. The disclosure at page 19 indicates that "[e]ach of the Nominees may be deemed to be a member of a 'group' together with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act…" The amendment to Schedule 13D filed by participants on February 25, 2021, however, included the participants as joint filers yet did not check the box in row 2(a) expressly affirming the existence of a group. Please revise the preliminary proxy statement and the Schedule 13D to make clear, if true that the participants are acting as a group under Section 13(d)(3). Alternatively, please provide us with an analysis that explains why the participants only "may be deemed to be a member of a group" but ostensibly have impliedly disclaimed that a group exists in both the preliminary proxy statement and the associated Schedule 13D.

Incorporation by Reference, page 28

5. Reliance on Rule 14a-5(c) does not "incorporate" the information referenced into the participants' proxy statement. In addition, "incorporation by reference" is explicitly governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides, "[i]nformation may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule." Please revise to remove the implication that participants relying upon Rule 14a-5(c) incorporate information from a registrant's proxy statement into their own.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.